UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2017
Commission File Number:  001-33869
__________________________

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)
__________________________

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File No. 333-219381) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") dated October 17, 2017: Star Bulk Announces the Date of its 2017 Annual General Meeting of Shareholders and the Internet Availability of its Proxy Materials.

Attached hereto as Exhibit 2 is the Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of the Company, which will be held on November 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2017	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit 1

STAR BULK ANNOUNCES THE DATE OF ITS 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND INTERNET AVAILABILITY OF ITS PROXY MATERIALS

ATHENS, GREECE, October 17, 2017 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it plans to hold its Annual Meeting of Shareholders at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on November 28, 2017 at 16:00 local time. The Company's board of directors has fixed the close of business on October 2, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at this meeting or any adjournment thereof.

The Company's Notice of Meeting and Proxy Statement are available at the Securities and Exchange Commission's website at www.sec.gov and may also be found on the Company's website at www.starbulk.com.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk will have a fleet of 74 vessels, with an aggregate capacity of 8.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our fleet currently includes 71 operating vessels and 3 newbuilding vessels under construction in China. All of the newbuilding vessels are expected to be delivered during 2017 and 2018.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, the impact of the level of our indebtedness and the restrictions in our debt agreements, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, our ability to complete the restructuring transactions with our various lenders and our ability to complete acquisition transactions as planned.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com

www.capitallink.com

Exhibit 2

October 18, 2017

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

Enclosed is a notice of the 2017 Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on November 28, 2017 at 16:00 local time, the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report") may be found on the Company's website atwww.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.          To elect three Class A Directors to serve until the 2020 Annual Meeting of Shareholders ("Proposal One");

2.          To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two"); and

3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the following is required in order to adopt the proposals:
(1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING,

YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 2, 2017, THE RECORD DATE FOR THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A "LEGAL PROXY" FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

Very truly yours, Petros Pappas Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2017

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company") will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground floor, Limassol 3036, Republic of Cyprus on November 28, 2017 at 16:00 local time, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.          To elect three Class A Directors to serve until the 2020 Annual Meeting of Shareholders ("Proposal One"); and

2.          To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two").

3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 2, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 2, 2017, THE RECORD DATE OF THE MEETING. IF YOU WISH TO

VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A "LEGAL PROXY" FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report"), may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary
October 18, 2017

STAR BULK CARRIERS CORP.
_____________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON NOVEMBER 28, 2017
_____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED,179, Christodoulos Hadjipavlou Street (Molos) , Ground Floor, Limassol 3036, Republic of Cyprus, on November 28, 2017 at 16:00 local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October18, 2017. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On October 2, 2017(the "Record Date"), the Company had outstanding 64,153,204 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "SBLK."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has eight directors on its Board, which is divided into three classes. As provided in the Company's Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our three Class A directors expire at the Meeting. The Board of Directors has determined to nominate Messrs. Tom Softeland, Mahesh Balakrishnan and Nikolaos Karellis, the current Class A directors, for re-election as Class A directors. The Class A term will expire at the Company's 2020 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position
Tom Softeland	57	Class A Director
Mahesh Balakrishnan	34	Class A Director
Nikolaos Karellis	68	Class A Director

Certain biographical information about Messrs. Tom Softeland, Mahesh Balakrishnan and Nikolaos Karellis is set forth below.

Mr. Tom Softeland serves as a director on our board of directors since inception and as Chairman of the audit committee. He served as a member of Star Maritime's board of directors since its inception. From 1982 to 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he was appointed general manager of the shipping, oil & offshore department. In 1994 he was promoted to the position of Deputy Chief Executive Officer of IS BANK ASA. In 1996, Mr. Softeland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services and held the position of CEO until June 2007. From the second half of 2007 to today, Mr. Softeland is a principal of the investment company Spinnaker AS, based in Norway and serves in various positions at EGD Holding AS, Sea Sea Shipping Ltd, Tailwind, Stream Tankers and Arise Dynamic Rig Supply. He received a Business Economics degree from the Norwegian School of Business and Administration (NHH).

Mr. Mahesh Balakrishnan serves as director on our board of directors since February 2015. Mr. Balakrishnan is a Managing Director in Oaktree's Opportunities Funds. He joined Oaktree in 2007 and has focused on investing in the energy, chemicals, financial institutions, real estate and shipping sectors.

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He has worked with a number of Oaktree's portfolio companies and currently serves on the board of Momentive Performance Materials . He has also served on the board of STORE Capital (NYSE: STOR). He has been active on a number of creditors' committees including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. He graduated cum laude with a B.A. degree in economics (honors) from Yale University.

Mr. Nikolaos Karellis serves as a director on our board of directors since May 2016. Mr. Karellis is currently a Director of the advisory firm Marininvest Advisers Ltd and has more than 35 years of experience in the shipping sector at various financial institutions. Until 2013, he served as the Head of Shipping of HSBC Bank plc in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received a Master of Business Administration in Finance from the Wharton School, University of Pennsylvania.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017.

Ernst & Young (Hellas) Certified Auditors-Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS

An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposals One and Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary
October 18, 2017 Majuro, Marshall Islands

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ANNUAL MEETING OF SHAREHOLDERS OF

STAR BULK CARRIERS CORP.

November 28, 2017

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement are available at http://starbulk.agmdocuments.com/new/ASM2017.html

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20330000000000001000 8 112817

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:

○ Tom Softeland	Class A Director
○ Mahesh Balakrishnan	Class A Director
○ Nikolaos Karellis	Class A Director

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF STAR BULK CARRIERS CORP.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____ Date: ____ Signature of Stockholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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STAR BULK CARRIERS CORP.

The undersigned hereby appoints Spyros Capralos, as his agent and proxy with full power of substitution to vote any and all shares of common stock of Star Bulk Carriers Corp. which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at 16:00 Local Time on November 28, 2017, at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street, (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, or at any adjournment or postponement thereof, as specified on the reverse hereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)

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